

ANGLO AMERICAN



SEC MAIL
PROCESSING
RECEIVED
MAR 2 8 2005
WASH, D.C.
202
SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

16 March, 2005




05006864

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Holding(s) in Anglo American plc dated 16 March 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

3/30

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notifications pursuant to section 198(1) of the Companies Act 1985

We received the following notifications on 15 March 2005:

1. BARCLAYS PLC - that, as at the close of business on 8 March 2005, Barclays PLC through the legal entities listed below, had an interest in 56,692,281 Ordinary Shares which represents 3.8 % of the current issued share capital of Anglo American plc ("the Company").



Legal Entity	Holding	
Barclays Global Fund Advisors	3,242,354	
Barclays Life Assurance Co Ltd	2,060,985	
Barclays Private Bank Ltd	372,803	
Barclays Global Investors Ltd	20,353,100	
Barclays Private Bank and Trust Ltd	540	
Barclays Bank Trust Company Ltd	5,251	
Barclays Capital Securities Ltd	15,225,945	
Gerrard Ltd	125,517	
Barclays Global Investors Japan Trust	1,436,243	
Barclays Global Investors NA	12,970,344	
Barclays Private Bank and Trust Ltd	43,863	
Barclays Global Investors Australia Ltd	326,523	
Barclays Global Investors Japan Ltd	528,813	
	56,692,281	= 3.7951%

2. HSBC Bank plc – that, as at the close of business on 11 March 2005, it was interested in 48,571,200 Ordinary Shares (3.25% of the Company's issued ordinary share capital) of which 221,501 Ordinary Shares were of the kind described in S. 208(5) of the Companies Act 1985. The holding company, HSBC Holdings plc, was also interested in the 48,571,200 Ordinary Shares by virtue of S. 203 of the Act. The Company was also advised that 511,317 Ordinary shares are held by and registered in HSBC Global Custody Nominee (UK) Ltd and the registered holder of the balance of 48,059,883 Ordinary Shares is unknown.

3. Deutsche Bank AG London (the branch of Deutsche Bank AG a corporation domiciled in Frankfurt, Germany) advised that Deutsche Bank AG and its subsidiary companies have an interest in 49,346,051 Ordinary Shares amounting to 3.3% of the Company's current issued ordinary share capital.

Note: the current total issued ordinary share capital of the Company is 1,493,843,236 Ordinary Shares.

G A Wilkinson
Deputy Secretary

16 March 2005

K:\Min\Compsec\LSE\Notification to the LSE 16 March 05.doc

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 16 March 2005 that, as at the close of business on 14 March 2005, HSBC Bank plc and its holding company, HSBC Holdings plc, no longer had a notifiable interest in the Ordinary Shares of Anglo American plc.

G A Wilkinson
Deputy Secretary
16 March 2005

k/min/compsec/LSE/Notification under 3% re HSBC 16 March 2005

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notifications pursuant to section 198(1) of the Companies Act 1985

We received the following notifications on 15 March 2005:

1. BARCLAYS PLC - that, as at the close of business on 8 March 2005, Barclays PLC through the legal entities listed below, had an interest in 56,692,281 Ordinary Shares which represents 3.8 % of the current issued share capital of Anglo American plc ("the Company").


SEC MAIL
RECEIVED
PROCESSING
MAR 2 8 2005
WASH, D.C.
202
SECTION

Legal Entity	Holding	
Barclays Global Fund Advisors	3,242,354	
Barclays Life Assurance Co Ltd	2,060,985	
Barclays Private Bank Ltd	372,803	
Barclays Global Investors Ltd	20,353,100	
Barclays Private Bank and Trust Ltd	540	
Barclays Bank Trust Company Ltd	5,251	
Barclays Capital Securities Ltd	15,225,945	
Gerrard Ltd	125,517	
Barclays Global Investors Japan Trust	1,436,243	
Barclays Global Investors NA	12,970,344	
Barclays Private Bank and Trust Ltd	43,863	
Barclays Global Investors Australia Ltd	326,523	
Barclays Global Investors Japan Ltd	528,813	
	56,692,281	= 3.7951%

2. HSBC Bank plc – that, as at the close of business on 11 March 2005, it was interested in 48,571,200 Ordinary Shares (3.25% of the Company's issued ordinary share capital) of which 221,501 Ordinary Shares were of the kind described in S. 208(5) of the Companies Act 1985. The holding company, HSBC Holdings plc, was also interested in the 48,571,200 Ordinary Shares by virtue of S. 203 of the Act. The Company was also advised that 511,317 Ordinary shares are held by and registered in HSBC Global Custody Nominee (UK) Ltd and the registered holder of the balance of 48,059,883 Ordinary Shares is unknown.

3. Deutsche Bank AG London (the branch of Deutsche Bank AG a corporation domiciled in Frankfurt, Germany) advised that Deutsche Bank AG and its subsidiary companies have an interest in 49,346,051 Ordinary Shares amounting to 3.3% of the Company's current issued ordinary share capital.

Note: the current total issued ordinary share capital of the Company is 1,493,843,236 Ordinary Shares.

G A Wilkinson
Deputy Secretary

16 March 2005

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 16 March 2005 that, as at the close of business on 14 March 2005, HSBC Bank plc and its holding company, HSBC Holdings plc, no longer had a notifiable interest in the Ordinary Shares of Anglo American plc.

G A Wilkinson
Deputy Secretary
16 March 2005

k/min/compsec/LSE/Notification under 3% re HSBC 16 March 2005

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notifications pursuant to section 198(1) of the Companies Act 1985

We received the following notifications on 15 March 2005:

1. BARCLAYS PLC - that, as at the close of business on 8 March 2005, Barclays PLC through the legal entities listed below, had an interest in 56,692,281 Ordinary Shares which represents 3.8 % of the current issued share capital of Anglo American plc ("the Company").



SEC MAIL PROCESSING
RECEIVED
MAR 28 2005
WASH, D.C. 202 SECTION

Legal Entity	Holding	
Barclays Global Fund Advisors	3,242,354	
Barclays Life Assurance Co Ltd	2,060,985	
Barclays Private Bank Ltd	372,803	
Barclays Global Investors Ltd	20,353,100	
Barclays Private Bank and Trust Ltd	540	
Barclays Bank Trust Company Ltd	5,251	
Barclays Capital Securities Ltd	15,225,945	
Gerrard Ltd	125,517	
Barclays Global Investors Japan Trust	1,436,243	
Barclays Global Investors NA	12,970,344	
Barclays Private Bank and Trust Ltd	43,863	
Barclays Global Investors Australia Ltd	326,523	
Barclays Global Investors Japan Ltd	528,813	
	56,692,281	= 3.7951%

2. HSBC Bank plc – that, as at the close of business on 11 March 2005, it was interested in 48,571,200 Ordinary Shares (3.25% of the Company's issued ordinary share capital) of which 221,501 Ordinary Shares were of the kind described in S. 208(5) of the Companies Act 1985. The holding company, HSBC Holdings plc, was also interested in the 48,571,200 Ordinary Shares by virtue of S. 203 of the Act. The Company was also advised that 511,317 Ordinary shares are held by and registered in HSBC Global Custody Nominee (UK) Ltd and the registered holder of the balance of 48,059,883 Ordinary Shares is unknown.

3. Deutsche Bank AG London (the branch of Deutsche Bank AG a corporation domiciled in Frankfurt, Germany) advised that Deutsche Bank AG and its subsidiary companies have an interest in 49,346,051 Ordinary Shares amounting to 3.3% of the Company's current issued ordinary share capital.

Note: the current total issued ordinary share capital of the Company is 1,493,843,236 Ordinary Shares.

G A Wilkinson
Deputy Secretary

16 March 2005

K:\Min\Compsec\LSE\Notification to the LSE 16 March 05.doc

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 16 March 2005 that, as at the close of business on 14 March 2005, HSBC Bank plc and its holding company, HSBC Holdings plc, no longer had a notifiable interest in the Ordinary Shares of Anglo American plc.

G A Wilkinson
Deputy Secretary
16 March 2005

k/min/compsec/LSE/Notification under 3% re HSBC 16 March 2005

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notifications pursuant to section 198(1) of the Companies Act 1985

We received the following notifications on 15 March 2005:

1. BARCLAYS PLC - that, as at the close of business on 8 March 2005, Barclays PLC through the legal entities listed below, had an interest in 56,692,281 Ordinary Shares which represents 3.8 % of the current issued share capital of Anglo American plc ("the Company").


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH., D.C.
202
SECTION

Legal Entity	Holding	
Barclays Global Fund Advisors	3,242,354	
Barclays Life Assurance Co Ltd	2,060,985	
Barclays Private Bank Ltd	372,803	
Barclays Global Investors Ltd	20,353,100	
Barclays Private Bank and Trust Ltd	540	
Barclays Bank Trust Company Ltd	5,251	
Barclays Capital Securities Ltd	15,225,945	
Gerrard Ltd	125,517	
Barclays Global Investors Japan Trust	1,436,243	
Barclays Global Investors NA	12,970,344	
Barclays Private Bank and Trust Ltd	43,863	
Barclays Global Investors Australia Ltd	326,523	
Barclays Global Investors Japan Ltd	528,813	
	56,692,281	= 3.7951%

2. HSBC Bank plc – that, as at the close of business on 11 March 2005, it was interested in 48,571,200 Ordinary Shares (3.25% of the Company's issued ordinary share capital) of which 221,501 Ordinary Shares were of the kind described in S. 208(5) of the Companies Act 1985. The holding company, HSBC Holdings plc, was also interested in the 48,571,200 Ordinary Shares by virtue of S. 203 of the Act. The Company was also advised that 511,317 Ordinary shares are held by and registered in HSBC Global Custody Nominee (UK) Ltd and the registered holder of the balance of 48,059,883 Ordinary Shares is unknown.

3. Deutsche Bank AG London (the branch of Deutsche Bank AG a corporation domiciled in Frankfurt, Germany) advised that Deutsche Bank AG and its subsidiary companies have an interest in 49,346,051 Ordinary Shares amounting to 3.3% of the Company's current issued ordinary share capital.

Note: the current total issued ordinary share capital of the Company is 1,493,843,236 Ordinary Shares.

G A Wilkinson
Deputy Secretary

16 March 2005

K:\Min\Compsec\LSE\Notification to the LSE 16 March 05.doc

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 16 March 2005 that, as at the close of business on 14 March 2005, HSBC Bank plc and its holding company, HSBC Holdings plc, no longer had a notifiable interest in the Ordinary Shares of Anglo American plc.

G A Wilkinson
Deputy Secretary
16 March 2005

k/min/compsec/LSE/Notification under 3% re HSBC 16 March 2005

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notifications pursuant to section 198(1) of the Companies Act 1985

We received the following notifications on 15 March 2005:

1. BARCLAYS PLC - that, as at the close of business on 8 March 2005, Barclays PLC through the legal entities listed below, had an interest in 56,692,281 Ordinary Shares which represents 3.8 % of the current issued share capital of Anglo American plc ("the Company").


SEC MAIL
PROCESSING
RECEIVED
MAR 2 8 2005
WASH., D.C.
202
SECTION

Legal Entity	Holding	
Barclays Global Fund Advisors	3,242,354	
Barclays Life Assurance Co Ltd	2,060,985	
Barclays Private Bank Ltd	372,803	
Barclays Global Investors Ltd	20,353,100	
Barclays Private Bank and Trust Ltd	540	
Barclays Bank Trust Company Ltd	5,251	
Barclays Capital Securities Ltd	15,225,945	
Gerrard Ltd	125,517	
Barclays Global Investors Japan Trust	1,436,243	
Barclays Global Investors NA	12,970,344	
Barclays Private Bank and Trust Ltd	43,863	
Barclays Global Investors Australia Ltd	326,523	
Barclays Global Investors Japan Ltd	528,813	
	56,692,281	= 3.7951%

2. HSBC Bank plc – that, as at the close of business on 11 March 2005, it was interested in 48,571,200 Ordinary Shares (3.25% of the Company's issued ordinary share capital) of which 221,501 Ordinary Shares were of the kind described in S. 208(5) of the Companies Act 1985. The holding company, HSBC Holdings plc, was also interested in the 48,571,200 Ordinary Shares by virtue of S. 203 of the Act. The Company was also advised that 511,317 Ordinary shares are held by and registered in HSBC Global Custody Nominee (UK) Ltd and the registered holder of the balance of 48,059,883 Ordinary Shares is unknown.

3. Deutsche Bank AG London (the branch of Deutsche Bank AG a corporation domiciled in Frankfurt, Germany) advised that Deutsche Bank AG and its subsidiary companies have an interest in 49,346,051 Ordinary Shares amounting to 3.3% of the Company's current issued ordinary share capital.

Note: the current total issued ordinary share capital of the Company is 1,493,843,236 Ordinary Shares.

G A Wilkinson
Deputy Secretary

16 March 2005

K:\Min\Compsec\LSE\Notification to the LSE 16 March 05.doc

NOTIFICATION CONCERNING INTEREST IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("Ordinary Shares")

Notification pursuant to section 198 of the Companies Act 1985

We received notification on 16 March 2005 that, as at the close of business on 14 March 2005, HSBC Bank plc and its holding company, HSBC Holdings plc, no longer had a notifiable interest in the Ordinary Shares of Anglo American plc.

G A Wilkinson
Deputy Secretary
16 March 2005


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH. D.C. 202 SECTION

k/min/compsec/LSE/Notification under 3% re HSBC 16 March 2005